Exhibit 1

PERION REPORTS SECOND QUARTER 2015 RESULTS
REVENUE $48.6 MILLION, ADJUSTED EBITDA $13.1 MILLION

Tel Aviv & San Francisco – August 3, 2015 – Perion Network Ltd. (NASDAQ: PERI), announced today its financial results for the second quarter and six months of 2015.

Financial Highlights*
(in thousands, except for per share data)

	Three months ended		Six months ended
	June 30,		June 30,
	2014	2015	2014	2015
GAAP Revenues	$109,535	$48,569	$224,358	$100,706
Adjusted EBITDA	$33,602	$13,136	$67,164	$32,729
Non-GAAP Net Income	$27,394	$9,477	$54,992	$23,889
Non-GAAP Diluted Earnings Per Share	$0.39	$0.13	$0.80	$0.34
GAAP Net Income	$17,687	$8,215	$31,503	$18,954
GAAP Diluted Earnings Per Share	$0.25	$0.12	$0.46	$0.27
GAAP Cash Flow provided by Operations	$8,046	$9,815	$21,910	$19,964

* Reconciliation of GAAP to Non-GAAP measures can be found on page 8.

Josef Mandelbaum, Perion’s CEO commented, “I am very pleased with our second quarter financial results, as we exceeded our guidance on Revenues, Adjusted EBITDA, and non-GAAP Net Income. More importantly, as previously forecasted, our supply side monetization business has stabilized, and we expect our third quarter revenues to be consistent with second quarter levels, before returning to growth in the fourth quarter.”

“On the demand side, Growmobile now enables mobile marketers to easily manage their advertising spend, increase conversions and reduce churn, using a single, streamlined platform, either on a self-serve or fully managed basis” continued Mr. Mandelbaum. “We ended the quarter with 165 active advertisers and approximately $35 million of managed ad spend, representing 15% sequential growth.”

Financial Comparison for the Second Quarter of 2015:

Revenues: In the second quarter of 2015, revenues were $48.6 million, reflecting gross revenues of $52.5 million reduced by $3.9 million of customer acquisition costs netted from top-line revenues. The decrease from revenues of $109.5 million in the second quarter of 2014 is primarily a result of the significantly reduced customer acquisition costs.

Non-GAAP Costs and Expenses: Excluding CAC, Non-GAAP costs and expenses in the second quarter of 2015 were $16.7 million, or 34% of revenues, compared to $22.1 million, or 20% of revenues, in the second quarter of 2014. Non-GAAP costs and expenses in the second quarter of 2015 excluded a gain from the reversal of acquisition related contingent consideration of $6.6 million, as well as $4.2 million impairment of acquired intangible assets, $1.6 million amortization of acquired intangible assets, $1.8 million of share based compensation expenses and $0.1 million of acquisition related expenses, all of which were included in the GAAP numbers. In the second quarter of 2014, non-GAAP costs and expenses excluded $4.5 million amortization of acquired intangible assets, $3.9 million of share based compensation expenses and $0.5 million of acquisition related expenses.

Adjusted EBITDA: In the second quarter of 2015, adjusted EBITDA was $13.1 million, or 27% of revenues, compared to $33.6 million, or 31% of revenues, in the second quarter of 2014.

Non-GAAP Net Income: In the second quarter of 2015, Non-GAAP net income was $9.5 million, or 20% of revenues, compared to $27.4 million, or 25% of revenues, in the second quarter of 2014.

Financial Comparison for the Six Months Ended June 30, 2015:

Revenues: In the first half of 2015, revenues were $100.7 million, reflecting gross revenues of $113.4 million reduced by $12.7 million of customer acquisition costs netted from top-line revenues. The decrease from revenues of $224.4 million in the first half of 2014 is primarily a result of the significantly reduced customer acquisition costs.

Non-GAAP Costs and Expenses: Excluding CAC, Non-GAAP costs and expenses in the first half of 2015 were $34.3 million, or 34% of revenues, compared to $46.7 million, or 21% of revenues, in the first half of 2014. Non-GAAP costs and expenses in the first half of 2015 excluded a gain from the reversal of acquisition related contingent consideration of $6.6 million, as well as $4.2 million impairment of acquired intangible assets, $3.1 million amortization of acquired intangible assets, $3.3 million of share based compensation expenses and $0.7 million of acquisition related expenses, all of which were included in the GAAP numbers. In the first half of 2014, non-GAAP costs and expenses excluded $9.0 million amortization of acquired intangible assets, $8.3 million of share based compensation expenses and $3.4 million of acquisition related expenses.

Adjusted EBITDA: In the first half of 2015, adjusted EBITDA was $32.7 million, or 32% of revenues, compared to $67.2 million, or 30% of revenues, in the first half of 2014.

Non-GAAP Net Income: In the first half of 2015, Non-GAAP net income was $23.9 million, or 24% of revenues, compared to $55.0 million, or 25% of revenues, in the first half of 2014.

Cash and Cash Flow from Operations: As of June 30, 2015, cash, cash equivalents and short-term deposits, were $127.9 million, increasing $7.9 million in the second quarter of 2015. Perion currently satisfies all of the financial covenants associated with its convertible bonds. Cash flow from operations in the first half of 2015 was $20.0 million.

Financial Outlook for the Third Quarter of 2015:

Management today announced its financial outlook for the third quarter of 2015 as follows:

•	Revenue is expected to be in the range of $45 - $48 million.
•	Adjusted EBITDA is expected to be in the range of $7 - $9 million.
•	Non-GAAP Net Income is expected to be in the range of $5 - $6 million.

Conference Call:

Perion will host a conference call to discuss the results today, August 3, 2015, at 10 a.m. ET. Details are as follows:

•	Conference ID: 1602293
•	Dial-in number from within the United States: 1-888-312-3048
•	Dial-in number from Israel: 1-809-245-906
•	Dial-in number (other international): 1-719-325-2329
•	Playback available until August 10, 2015 by calling 1-877-870-5176 (United States) or 1-858-384-5517 (international). Please use pin number 1602293 for the replay.
•	Live webcast accessible at http://www.perion.com/events/

About Perion Network Ltd.

Perion powers innovation. Perion is a global performance-based media and Internet company, providing online publishers and app developers advanced technology and a variety of intelligent, data-driven solutions to monetize their application or content and expand their reach to larger audiences, based on its own experience as an app developer. Our leading software monetization platform, Perion Codefuel, empowers digital businesses to optimize installs, analyze data and maximize revenue. Our mobile marketing unit, Growmobile, enables app marketers to advertise across the industry’s top-performing traffic sources, including Facebook, Twitter (by MMR) and Google, and  increase user spend, reduce churn and improve retention through CRM engagement campaigns. The Perion team brings decades of experience, operating and investing in digitally-enabled businesses, and we continue to innovate and create value for the app ecosystem. More information about Perion may be found at www.perion.com. Follow Perion on Twitter @perionnetwork.

Non-GAAP measures

Non-GAAP financial measures, as well as adjusted EBITDA, consist of GAAP financial measures adjusted to exclude acquisition related expenses, share-based compensation expenses, accretion and gain from the reversal of acquisition related contingent consideration, impairment and amortization of acquired intangible assets and related taxes, as well as certain accounting entries under the business combination accounting rules that require us to recognize a legal performance obligation related to revenue arrangements of an acquired entity based on its fair value at the date of acquisition. Additionally, in September 2014, the Company issued convertible bonds denominated in New Israeli Shekels and at the same time entered into a derivative arrangement (SWAP) that economically exchanges the convertible bonds as if they were denominated in US dollars. The Company excludes from its GAAP financial measures the fair value revaluations of both, the convertible bonds and the related derivative instrument, and by doing so, the non-GAAP measures reflect the Company’s results as if the convertible bonds were originally issued and denominated in US dollars, which is the Company’s functional currency.

The purpose of such adjustments is to give an indication of our performance exclusive of non-cash charges and other items that are considered by management to be outside of our core operating results. These non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. Furthermore, the non-GAAP measures are regularly used internally to understand, manage and evaluate our business and make operating decisions, and we believe that they are useful to investors as a consistent and comparable measure of the ongoing performance of our business. However, our non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures, and should be read only in conjunction with our consolidated financial statements prepared in accordance with GAAP. Additionally, these non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies. A reconciliation between results on a GAAP and non-GAAP basis is provided on page 8.

Forward Looking Statements

This press release contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of Perion. The words “will”, “believe,” “expect,” “intend,” “plan,” “should” and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of Perion with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of Perion to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, or financial information, including, among others, the failure to realize the anticipated benefits of companies and businesses we acquired and may acquire in the future, risks entailed in integrating the companies and businesses we acquire, including employee retention and customer acceptance; the risk that such transactions will divert management and other resources from the ongoing operations of the business or otherwise disrupt the conduct of those businesses, potential litigation associated with such transactions, and general risks associated with the business of Perion including intense and frequent changes in the markets in which the businesses operate and in general economic and business conditions, loss of key customers, unpredictable sales cycles, competitive pressures, market acceptance of new products, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, whether referenced or not referenced in this press release. Various other risks and uncertainties may affect Perion and its results of operations, as described in reports filed by the Company with the Securities and Exchange Commission from time to time, including its annual report on Form 20-F for the year ended December 31, 2014 filed with the SEC on April 16, 2015. Perion does not assume any obligation to update these forward-looking statements.

Contact Information:

Perion Network Ltd.
Deborah Margalit
+972 (73) 398-1000
investors@perion.com

Solebury Communications Group
Jamie Lillis
+1 (203) 428-3223
jlillis@soleburyir.com

Source: Perion Network Ltd.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)

In thousands (except per share data)
	Three months ended		Six months ended
	June 30,		June 30,
	2014	2015	2014	2015

Revenues:
Search	$92,648	$40,803	$189,346	$83,712
Advertising and other	16,887	7,766	35,012	16,994
Total Revenues	109,535	48,569	224,358	100,706

Costs and Expenses:
Cost of revenues	6,570	2,744	12,963	5,626
Customer acquisition costs	55,960	19,480	115,542	35,143
Research and development	11,177	5,819	23,959	13,139
Selling and marketing	4,685	5,803	10,509	11,737
General and administrative	8,544	5,858	19,955	10,924
Gain on reversal of contingent consideration net of impairment	-	(2,397)	-	(2,397)
Total Costs and Expenses	86,936	37,307	182,928	74,172

Income from Operations	22,599	11,262	41,430	26,534
Financial expense, net	474	344	867	1,058

Income before Taxes on Income	22,125	10,918	40,563	25,476
Taxes on income	4,438	2,703	9,060	6,522

Net Income	$17,687	$8,215	$31,503	$18,954

Net Earnings per Share:
Basic	$0.26	$0.12	$0.47	$0.27
Diluted	$0.25	$0.12	$0.46	$0.27

Weighted average number of shares:
Basic	67,475	70,960	67,326	70,623
Diluted	69,853	71,120	69,040	70,764

PERION NETWORK LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

In thousands
	December 31,	June 30,
	2014	2015
		Unaudited
ASSETS

Current Assets:
Cash and cash equivalents	$101,183	$72,242
Short term bank deposit	15,000	55,656
Accounts receivable, net	30,808	19,323
Derivative asset in respect of Convertible Debt	141	1,617
Prepaid expenses and other current assets	12,023	12,508
Total Current Assets	159,155	161,346

Property and equipment, net	12,180	12,240
Goodwill and intangible assets, net	180,982	184,806
Other assets	3,822	3,381

Total Assets	$356,139	$361,773

LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities:
Accounts payable	$21,173	$15,079
Accrued expenses and other liabilities	26,241	15,148
Current maturities of long-term loans and convertible debt	2,300	9,697
Deferred revenues	7,323	7,653
Payment obligation related to acquisitions	8,587	7,646
Total Current Liabilities	65,624	55,223
Long-Term Liabilities:
Convertible debt	35,752	29,589
Payment obligation related to acquisition	5,058	-
Other long-term liabilities	3,708	3,605
Total Liabilities	110,142	88,417

Shareholders' equity:
Ordinary shares	189	194
Additional paid-in capital	203,984	211,955
Treasury shares at cost	(1,002)	(1,002)
Accumulated other comprehensive income	-	429
Retained earnings	42,826	61,780
Total Shareholders' Equity	245,997	273,356

Total Liabilities and Shareholders' Equity	$356,139	$361,773

PERION NETWORK LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

In thousands
	Six months ended June 30,
	2014	2015
Operating activities:
Net income	$31,503	$18,954
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	10,193	4,583
Impairment of intangible assets	-	4,167
Stock based compensation expense	8,309	3,307
Issuance of ordinary shares related to acquisition	-	63
Acquisition related expenses paid by shareholders	3,060	-
Accrued interest, net	11	(71)
Deferred taxes, net	(2,369)	941
Change in payment obligation related to acquisition	452	(5,577)
Fair value revaluation - convertible debt	-	1,780
Capital loss	-	22
Net changes in operating assets and liabilities	(29,249)	(8,205)
Net cash provided by operating activities	$21,910	$19,964
Investing activities:
Purchases of property and equipment	$(3,113)	$(1,387)
Purchase of property and equipment on behalf of landlord	(4,515)	-
Capitalization of development costs	-	(1,228)
Change in restricted cash, net	(1,073)	50
Investments in short-term deposits, net	-	(40,656)
Cash paid for acquisition, net of cash acquired	-	(4,533)
Cash acquired through the acquisition of Perion Network Ltd.	23,364	-
Net cash provided by (used in) investing activities	$14,663	$(47,754)
Financing activities:
Exercise of stock options and restricted share units	1,139	14
Contribution by shareholders	585	-
Payment made in connection with acquisition	(2,545)	-
Repayment of long-term loans	(1,150)	(1,150)
Net cash used in financing activities	$(1,971)	$(1,136)
Effect of exchange rate changes on cash and cash equivalents	-	(15)
Net increase (decrease) in cash and cash equivalents	34,602	(28,941)
Cash and cash equivalents at beginning of period	949	101,183
Cash and cash equivalents at end of period	$35,551	$72,242

Supplemental disclosure of non-cash investing and financing activities :
Issuance of shares in connection with acquisitions	165,795	4,378
Purchase of property and equipment on credit	-	(1,196)
Stock-based compensation that was capitalized as part of the capitalization of development costs	-	(34)

PERION NETWORK LTD. AND ITS SUBSIDIARIES

RECONCILIATION OF GAAP TO NON-GAAP RESULTS (UNAUDITED)

In thousands (except per share data)

	Three months ended		Six months ended
	June 30,		June 30,
	2014	2015	2014	2015

GAAP costs and expenses	$86,936	$37,307	$182,928	$74,172
Acquisition related expenses	(471)	(146)	(3,419)	(702)
Share based compensation	(3,873)	(1,842)	(8,309)	(3,307)
Amortization of acquired intangible assets	(4,501)	(1,577)	(9,001)	(3,126)
Impairment of acquired intangible assets	-	(4,167)	-	(4,167)
Gain on reversal of contingent consideration	-	6,564	-	6,564
Non-GAAP costs and expenses	$78,091	$36,139	$162,199	$69,434

GAAP net income	$17,687	$8,215	$31,503	$18,954
Valuation adjustment on acquired deferred product revenues	1,521	-	3,813	-
Acquisition related expenses	471	146	3,419	702
Share based compensation	3,873	1,842	8,309	3,307
Amortization of acquired intangible assets	4,501	1,577	9,001	3,126
Impairment of acquired intangible assets	-	4,167	-	4,167
Gain on reversal of contingent consideration	-	(6,564)	-	(6,564)
Fair value revaluation of convertible debt and related derivative	-	214	-	108
Accretion of payment obligation related to acquisition	184	-	452	357
Taxes related to amortization of acquired intangible assets	(843)	(120)	(1,505)	(268)
Non-GAAP net income	$27,394	$9,477	$54,992	$23,889

Non-GAAP net income	$27,394	$9,477	$54,992	$23,889
Tax expense	5,281	2,823	10,565	6,790
Financial expense, net	290	130	415	593
Depreciation	637	706	1,192	1,457
Adjusted EBITDA	$33,602	$13,136	$67,164	$32,729

Non-GAAP diluted earnings per share	$0.39	$0.13	$0.80	$0.34

Shares used in computing non-GAAP diluted earnings per share	69,853	71,120	69,040	70,764